Exhibit 2.2

AMENDMENT TO
MERGER AGREEMENT

This AMENDMENT TO MERGER AGREEMENT (this “Amendment”), executed and effective as of November 12, 2025 (the “Effective Date”), is made by and among Cottonwood Communities, Inc., a Maryland corporation (“CCI”), Cottonwood Communities GP Subsidiary, LLC, a Maryland limited liability company and a wholly owned subsidiary of CCI (“Merger Sub”), Cottonwood Residential O.P., LP, a Delaware limited partnership (“CROP” and together with CCI and the Merger Sub, the “CCI Parties”), RealSource Properties, Inc., a Maryland corporation (“RS”), RealSource Properties OP, LP, a Delaware limited partnership (“RSOP” and together with RS, the “RS Parties,” and collectively with the CCI Parties, the “Parties”), and solely with respect to Section 3.1(c) and Section 10.12 of the Merger Agreement (defined below), RealSource Advisor Holdings, LLC, a Delaware limited liability company, in its capacity as the RS Representative (the “RS Representative”), to that certain Agreement and Plan of Merger, dated as of June 25, 2025 (as amended, the “Merger Agreement”), by and among the Parties and the RS Representative.

WITNESSETH:

WHEREAS, in accordance with Section 10.6 of the Merger Agreement, the Merger Agreement may be amended by an instrument in writing signed on behalf of all Parties; and

WHEREAS, each of the Parties, and solely with respect to Section 3.1(c) and Section 10.12 of the Merger Agreement, the RS Representative, desires to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, each of the Parties and, solely with respect to Section 3.1(c) of the Merger Agreement, the RS Representative agrees as follows:
1.    The following definitions are hereby added to Section 1.1(a) of the Merger Agreement:

“Applicable Portion Percentage” means an amount expressed as a percentage rounded to four (4) decimal places equal to (i) during the two year period immediately following the Closing Date, (A) $30,000,000, divided by (B) the amount in clause (i)(x) of the definition of “Exchange Ratio” as adjusted pursuant to the terms of this Agreement and in effect from time to time, and (ii) thereafter, at any time (A) the aggregate amount of all Losses under pending claims made in good faith by CCI pursuant to Section 3.1(c)(ii) to the extent such amounts, if finally determined to be Approved CCI Losses, would result in an adjustment to clause (i)(x) of the definition of “Exchange Ratio,” divided by (B)

the amount in clause (i)(x) of the definition of “Exchange Ratio,” as adjusted pursuant to the terms of this Agreement and in effect as of such time.

2. The definition of “Exchange Ratio” in Section 1.1(a) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

“Exchange Ratio” means the ratio obtained by dividing (i) the quotient obtained by dividing (x) $211,970,300 by (y) 20,644,956 by (ii) the quotient obtained by dividing (x) $726,025,416 by (y) 62,882,077; provided, that the ratio shall be adjusted as follows:
    the amount in (i)(x) shall be reduced by the amount, if any, by which the aggregate amount of any Transaction Expenses exceeds $4,675,000;
    the amount in (i)(x) shall be further reduced by the amount, if any, by which the Net Current Assets (as defined below) as of the Closing Date and prior to the Pre-Merger Transactions is less than negative $2,571,106; and
    in accordance with Section 3.1(c).
3. The following definition is added to Section 1.1(a) of the Merger Agreement:

“Net Current Assets” means an amount, as agreed in good faith by the Parties on or prior to the Closing Date, equal to (i)(A) the sum of all property-level operating assets of RSOP, minus (B) the sum of all property-level operating liabilities of RSOP, in each case, adjusted for RSOP’s ownership interests (as applicable), plus (ii)(A) the sum of all cash balances and other current assets (including all intercompany receivables) of RSOP, minus (B) the sum of all current liabilities (including all intercompany payables) of RSOP, which, in all cases for purposes of this definition, shall be calculated (1) on a consolidated basis for RSOP and its RS Subsidiaries and (2) on a basis consistent with RS’s valuation principles and guidelines applied in the determination of RSOP’s net asset value as of April 30, 2025; provided that in no case shall any amount that constitutes any Transaction Expense be included in the determination of Net Current Assets. As of April 30, 2025, the amount of Net Current Assets was negative $2,371,106.
4. The definition of “Transaction Expenses” in Section 1.1(a) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

“Transaction Expenses” means all fees and expenses incurred directly or indirectly by RS at or prior to Closing in connection with the preparation, negotiation, performance and consummation of this Agreement, the Merger and the other transactions contemplated by this Agreement, including the Pre-Merger Transactions, and shall include the portion of the premium for the Environmental Tail Coverage attributable to the first two years of coverage, the costs to obtain certificates of occupancy pursuant to the first sentence of Section 3.1(c)(xi) hereof, the cost of remediation of environmental matters pursuant to Section 4.6(b)(Item 4) and Section 4.11 of the RS Disclosure Letter and environmental matters of the same nature identified by the Parties prior to the Closing Date (including the estimated costs of any remediation of such matters that has not been completed (as agreed in good faith by the Parties on or prior to the Closing Date)), loan assumption fees, financial advisor fees, legal fees, the cost of the audits required under Section 7.1(a) hereof, all bonuses, retention bonuses or similar compensatory amounts, success fees, transaction, change-in-control or retention payments, severance, phantom equity payouts or other similar amounts, in each case paid or payable to any Person by RS and RS Subsidiaries in connection with the entry into this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, and the employer portion of payroll, social security, unemployment or similar taxes for any such amounts, other than such bonuses, compensatory amounts, fees, payments, severance, payouts or other similar amounts payable by the Contributed Entities to the extent that as of the Closing Date there is cash held by the applicable Contributed Entity obligated to make payment therefor; provided that the following shall be excluded from the definition of Transaction Expenses: (i) any Taxes, (ii) the Pre-Merger Transaction Consideration, or (iii) any portion of the premium for the Environmental Tail Coverage that is attributable to coverage for any period following the second anniversary of the Closing Date.

5. To correct a scrivener’s error, Section 3.1(c)(vi) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

(vi) From the Merger Effective Time until the first anniversary thereof, subject to the terms and conditions hereof, the RS Representative shall have the right to initiate an adjustment to the Exchange Ratio in respect of any and all potential Approved RS Losses that are discovered after the Merger Effective Time and for which notice is provided prior to such first anniversary in accordance with Section 3.1(c)(viii) arising from (1) the inaccuracy or breach by the CCI Parties of any representation or warranty of the CCI Parties contained in this Agreement and (2) the breach of any agreement or covenant of the CCI Parties contained in this Agreement.

6. Section 3.1(c)(xvii) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

(xvii)     By accepting any portion of the REIT Merger Consideration or Partnership Merger Consideration, each RS Securityholder irrevocably (A) waives any right of contribution, recovery or similar claim against the RS Parties or their

Affiliates arising out of or relating to any Approved CCI Losses for which the Exchange Ratio is adjusted, (B) agrees not to assert any claim against any current or former director, manager, officer, employee or agent of the RS Parties or their Affiliates arising out of or relating to such Approved CCI Losses and (C) agrees that such RS Securityholder will not be entitled to have a portion of the REIT Merger Consideration repurchased under the share repurchase plan of CCI or a portion of the Partnership Merger Consideration repurchased under the unit repurchase plan of CROP to the extent such consideration could still be recovered by the CCI Parties pursuant to this Section 3.1(c); provided that for each RS Securityholder, such portion subject to this clause (C) shall not at any time exceed the Applicable Portion Percentage, as in effect at such time, of the REIT Merger Consideration or Partnership Merger Consideration, as applicable, received by such RS Securityholder upon the consummation of the Mergers. Such waiver and agreement is also irrevocably made on behalf of each RS Securityholder by the RS Representative. CCI shall inform each former RS Securityholder or its transferee of the REIT Merger Consideration or Partnership Merger Consideration, as applicable, of the Applicable Portion Percentage within 30 days following the Closing Date, and thereafter within 30 days of the date of any change in the Applicable Portion Percentage.
7. The following new Section 3.1(c)(xix) is hereby added to the Merger Agreement:

(xix)     Notwithstanding anything to the contrary in this Agreement, in no event shall any adjustment to the Exchange Ratio be made (i) after the Closing Date pursuant to the adjustment set forth in the second (2nd) bullet point in the definition of “Exchange Ratio” or (ii) pursuant to any claim under Section 3.1(c)(ii) with respect to any amount to the extent such amount was taken into account in the calculation of Net Current Assets.
8. To correct a scrivener’s error, the first sentence of Section 7.7(a) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:
From the Merger Effective Time until the sixth anniversary of the Merger Effective Time, CCI shall honor and satisfy all rights to indemnification, advancement of expenses, and limitation of liability existing as of the Merger Effective Time in favor of any individual who, at or prior to the Merger Effective Time, was a limited liability company manager, director or officer of RS or any of the RS Subsidiaries or any of the Contributed Entities or who, at the request of RS or any of the RS Subsidiaries or any of the Contributed Entities, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Parties”) to the fullest extent provided in the respective RS Governing Documents and other governing documents of RS or any RS Subsidiary or any Contributed Entity and any indemnification or similar agreement to which RS or any of the RS Subsidiaries or any of the Contributed Entities is a party or bound and as set forth in Section 7.7 of the RS Disclosure Letter, with regard to any pre-Closing actual or alleged acts, errors, omissions or claims by reason of their position; provided, that an Indemnified Party of a Contributed Entity, solely in its capacity as an Indemnified Party of a Contributed Entity, shall have no rights under this Section 7.7(a) with regard to any indemnification or advancement of expenses in excess of any insurance proceeds received by such Indemnified Party or any CCI Party from any claim under the Tail Policy arising out of any act, error, or omission that, as of the Closing Date, such Indemnified Party both had actual knowledge of, and knew either had already resulted in, or was reasonably likely to result in, a claim against such Contributed Entity or Indemnified Person, provided, further, that the limitation set forth in this proviso shall not apply to any claim relating to or arising from (x) the Merger or any of the transactions contemplated in this Agreement, including the Pre-Merger Transactions, or (y) any facts or other information disclosed in the Contributor/Contributed Entity Disclosure Letter referenced in the Internalization Agreement.
9. Section 9.1(b)(i) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

(i)    if the Merger shall not have occurred on or before 11:59 p.m., New York City time, on the date that is December 31, 2025 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the primary cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date; or
10. Except as expressly amended or modified hereby, the terms and conditions of the Merger Agreement shall continue in full force and effect among the Parties. This Amendment shall form a part of the Merger Agreement for all purposes, and each Party shall be bound by this Amendment.

11. All capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Merger Agreement. Each reference to “this Agreement” and each other similar reference contained in the Agreement shall, after this Amendment becomes effective, refer to the Merger Agreement as amended by this Amendment.

12. This Amendment may be executed in any number of counterparts (including by means of facsimile and electronically transmitted portable document format (.pdf) signature pages), each of which shall be an original but all of which together shall constitute one and the same instrument.

13. The provisions of Section 10.1 through Section 10.11 of the Merger Agreement are incorporated by reference, mutatis mutandis, as if set forth in full in this Amendment.

14. Each party to this Amendment represents and warrants that it has obtained all corporate, board and other approvals necessary to execute and deliver this Amendment and for this Amendment to be effective.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the Effective Date.

COTTONWOOD COMMUNITIES, INC.

By:    /s/ Enzio Cassinis
Name:    Enzio Cassinis
Title:    President

COTTONWOOD COMMUNITIES GP SUBSIDIARY, LLC

By:    COTTONWOOD COMMUNITIES,
    INC., its sole member

    By:    /s/ Enzio Cassinis
Name:    Enzio Cassinis
Title:    President

COTTONWOOD RESIDENTIAL O.P., LP

By:    COTTONWOOD COMMUNITIES,
    GP SUBSIDIARY, LLC, its general partner

By:    COTTONWOOD COMMUNITIES,
    INC., its sole member

    By:    /s/ Enzio Cassinis
Name:    Enzio Cassinis
Title:    President

REALSOURCE PROPERTIES, INC.

By:    /s/ V. Kelly Randall
Name:    V. Kelly Randall
Title:    President

REALSOURCE PROPERTIES OP, LP

By:    REALSOURCE PROPERTIES, INC.,
its general partner

By:    /s/ V. Kelly Randall
Name:    V. Kelly Randall
Title:    President

REALSOURCE ADVISOR HOLDINGS, LLC

By:    NWH Management, LLC, its Manager

By:    /s/ Nathan Hanks
Name:    Nathan Hanks
Title:    Authorized Person